U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (CHECK ONE):

      [x] Form 10-K and Form 10-KSB      [ ] Form 20-F      [ ] Form 11-K

      [ ] Form 10-Q and Form 10-QSB      [ ] Form N-SAR


For Period Ended: December 31, 1996

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

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           Nothing in this Form shall be construed to imply that the
           Commission has verified any information contained herein.
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         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

N/A

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PART I--REGISTRANT INFORMATION
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     ALL AMERICAN SEMICONDUCTOR, INC.
     -------------------------------------------------------------------------
     Full Name of Registrant (Former Name if Applicable)

     16115 N.W. 52nd Avenue
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     Address of Principal Executive Office (Street and Number)

     Miami, Florida 33014
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     City, State and Zip Code


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PART II--RULES 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x]   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]   (b) The subject annual report, semi-annual report, transition report on
          Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III--NARRATIVE
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The Registrant had completed in a format for electronic transmission its Form
10-K for the year ended December 31, 1996 (the "Form 10-K") and had authorized in sufficient time its filing agent, Evaco Financial Printers, 201 South Biscayne Boulevard, Suite 910, Miami, Florida 33131, to electronically transmit in a timely manner the Registrant's Form 10-K. The filing agent acknowledged the authorization to file and assured the Registrant the Form 10-K would be timely filed. Notwithstanding, the filing agent negligently failed to transmit via electronic format the Form 10-K prior to 5:30 p.m. on March 31, 1997. The Registrant was not notified of such negligent failure by its filing agent until approximately 10:30 p.m. on March 31, 1997. Accordingly, the Registrant was unable to timely file the Form 10-K.

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PART IV--OTHER INFORMATION
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      (1) Name and telephone number of person to contact in regard to this notification

     Howard L. Flanders                     (305)               626-4149
--------------------------------         -----------         ------------------
             (Name)                      (Area Code)         (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                          [x] Yes     [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                          [x] Yes     [ ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Selected Financial Data and Management's Discussion and Analysis of Financial Condition and Results of Operations annexed hereto as Exhibit "A".


                        ALL AMERICAN SEMICONDUCTOR, INC.
 ------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:      April 1, 1997                 By: /s/ Howard L. Flanders
    --------------------------               ----------------------------------
                                         Name: Howard L. Flanders
                                              ---------------------------------
                                         Title: Vice President and CFO
                                               --------------------------------

                                                                   EXHIBIT "A"

ITEM 6.  SELECTED FINANCIAL DATA

The following selected consolidated financial data for the Company for and as of the years 1992 through 1996 has been derived from the audited Consolidated Financial Statements of the Company. Such information should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this report and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

Statement of Operations Data

YEARS ENDED DECEMBER 31             1996           1995(1)          1994            1993            1992
-----------------------        -------------   -------------    ------------    ------------    ------------
Net Sales(2) ................  $ 237,846,000   $ 177,335,000    $101,085,000    $ 67,510,000    $ 49,015,000
Cost of Sales(3) ............   (185,367,000)   (138,089,000)    (74,632,000)    (49,010,000)    (35,083,000)
                               -------------   -------------    ------------    ------------    ------------
Gross Profit ................     52,479,000      39,246,000      26,453,000      18,500,000      13,932,000
Selling, General and
  Administrative Expenses ...    (51,675,000)    (32,321,000)    (23,374,000)    (14,821,000)    (11,384,000)
Restructuring and Other
  Nonrecurring Expenses(4) ..     (4,942,000)     (1,098,000)       (548,000)        (61,000)       (114,000)
                               -------------   -------------    ------------    ------------    ------------

Income (Loss) from Continuing
  Operations ................     (4,138,000)      5,827,000       2,531,000       3,618,000       2,434,000
Interest Expense(5) .........     (7,025,000)     (2,739,000)     (1,772,000)     (1,103,000)     (1,153,000)
Other Income (Expense)-Net(6)           --              --              --           281,000            --
                               -------------   -------------    ------------    ------------    ------------
Income (Loss) from Continuing
  Operations Before Income
  Taxes .....................    (11,163,000)      3,088,000         759,000       2,796,000       1,281,000
Income Tax (Provision)
  Benefit ...................      2,942,000      (1,281,000)       (407,000)     (1,094,000)       (525,000)
                               -------------   -------------    ------------    ------------    ------------

Income (Loss) from Continuing
  Operations Before
  Discontinued Operations and
  Extraordinary Items .......     (8,221,000)      1,807,000         352,000       1,702,000         756,000
Discontinued Operations(7) ..     (1,757,000)         79,000            --              --              --
Extraordinary Items(8) ......         58,000            --              --              --              --
                               -------------   -------------    ------------    ------------    ------------
Net Income (Loss) ...........  $  (9,920,000)  $   1,886,000    $    352,000    $  1,702,000    $    756,000
                               =============   =============    ============    ============    ============


Earnings (Loss) Per Share(9):
  Primary ...................  $        (.49)  $         .12    $        .03    $        .19    $        .12
  Fully Diluted .............  $        (.49)  $         .12    $        .03    $        .18    $        .12

Balance Sheet Data

DECEMBER 31                         1996            1995            1994            1993            1992
-----------                      -----------    ------------    ------------    ------------    ------------

Working Capital .............  $  69,823,000   $  59,352,000    $ 39,800,000    $ 27,534,000    $ 19,427,000
Total Assets ................    112,921,000     114,474,000      57,858,000      37,968,000      28,595,000
Long-Term Debt, Including
  Current Portion ...........     58,221,000      37,604,000      27,775,000      14,928,000      13,850,000
Shareholders' Equity ........     22,396,000      32,267,000      16,950,000      15,612,000       8,517,000
Book Value Per Common Share .  $        1.13   $        1.62    $       1.37    $       1.30    $       1.10

-------------------------

(1) On December 29, 1995, the Company completed the Added Value Acquisitions. The statement of operations data for 1995 reflects only the nonrecurring expenses associated with such acquisitions, while the balance sheet data reflects the assets and liabilities of the acquired companies at December 31, 1995.

(2) Net sales, including sales generated by the Company's computer products division which was discontinued in the third quarter of 1996, were $244,668,000 for 1996 and $180,794,000 for 1995.

(3) 1996 includes non-cash inventory write-offs of $2,000,000 associated with the Company's restructuring of its kitting and turnkey operations.

(4) 1996 includes non-recurring expenses consisting of: $1,092,000 relating to restructuring the Company's kitting and turnkey operations, $587,000 relating to the termination of certain employment agreements, $445,000 relating to closing the Company's Lisle, Illinois cable assembly division, $625,000 relating to the accrual of a postretirement benefit cost associated with an amendment to an employment agreement with one of the Company's executive officers, and $2,193,000 relating to an impairment of goodwill primarily related to the Added Value Companies. 1995 includes a charge for front-end incentive employment compensation of $1,098,000 associated with the Added Value Acquisitions. 1994 includes a charge for relocation of plant facilities in the amount of $185,000 and a write-off of the Company's product development investment of $363,000.

(5) Interest expense for 1996 includes amortization and a write-down of deferred financing fees relating to obtaining the Company's new credit facility of approximately $2,148,000.

(6) 1993 includes approximately $237,000 of income from the settlement of a business interruption claim.

(7) Includes income (losses) from discontinued operations of $(166,000) (net of $125,000 income tax benefit) and $79,000 (net of $(56,000) income tax provision) for 1996 and 1995, respectively, and a loss on disposal of $(1,591,000) (net of $1,200,000 income tax benefit) in 1996 relating to management's decision to discontinue its computer products division.

(8) Reflects an after-tax gain of $272,000 (net of $205,000 income tax provision) associated with the Company's settlement of a civil litigation and an after-tax non-cash expense of $214,000 (net of $161,000 income tax benefit) resulting from the early extinguishment of the Company's $15 million senior subordinated promissory note.

(9) Weighted average shares (including common share equivalents) outstanding for the years ended December 31, 1996, 1995, 1994, 1993 and 1992 were 20,115,843, 15,945,696, 13,029,714, 9,166,908 and 6,514,481, respectively, on a primary basis and were 20,115,843, 15,945,696, 13,029,714, 9,511,500 and 6,514,481, respectively, on a fully diluted basis.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

OVERVIEW

The following table sets forth for the years ended December 31, 1996, 1995 and 1994 (i) certain items in the Company's consolidated statements of operations expressed as a percentage of net sales and (ii) the percentage change in dollar amounts of such items as compared to the indicated prior fiscal year. All percentages are based on net sales after excluding sales from discontinued operations.

                                                                           PERIOD TO PERIOD
                                         ITEMS AS A PERCENTAGE           PERCENTAGE INCREASE
                                             OF NET SALES                    /(DECREASE)
                                    --------------------------------     -------------------
                                              YEARS ENDED                    YEARS ENDED
                                              DECEMBER 31                    DECEMBER 31
                                    --------------------------------     -------------------
                                     1996         1995         1994      1996-95     1995-94
                                    ------       ------       ------     -------     -------
Net Sales ....................      100.0%       100.0%       100.0%       34.1%       75.4%
Gross Profit .................       22.1         22.1         26.2        33.7        48.4
Selling, General and
  Administrative Expenses ....      (21.7)       (18.2)       (23.1)       59.9        38.3
Restructuring and Other
  Nonrecurring Expenses ......       (2.1)         (.6)         (.5)      350.1       100.4
Income (Loss) from
  Continuing Operations ......       (1.7)         3.3          2.5      (171.0)      130.2
Interest Expense .............       (3.0)        (1.5)        (1.8)      156.5        54.6
Income (Loss) from
  Continuing Operations Before
  Income Taxes ...............       (4.7)         1.7           .8      (461.5)      306.9
Income (Loss) from
  Continuing Operations Before
  Discontinued Operations and
  Extraordinary Items ........       (3.5)         1.0           .3      (555.0)      413.4
Discontinued Operations ......        (.7)           *         --       (2324.1)          *
Extraordinary Items ..........          *         --           --             *        --
Net Income (Loss) ............       (4.2)         1.1           .3      (626.0)      435.8

------------------
*     not meaningful

COMPARISON OF YEARS  ENDED DECEMBER 31, 1996 AND 1995

SALES

Net sales for the year ended December 31, 1996, were $244.7 million before excluding sales from discontinued operations. Excluding $6.8 million of sales from discontinued operations, net sales for the year ended December 31, 1996, were $237.8 million, a 34.1% increase over net sales of $177.3 million excluding $3.5 million of sales from discontinued operations in 1995. The increase in sales reflects revenues generated by the Added Value Acquisitions completed on December 29, 1995, the acquisition of PPI completed effective as of January 1, 1996, revenues generated by new sales offices and an increase in revenues generated from existing sales offices. Substantially all of the increase in net sales is attributable to volume increases and the introduction of new products as opposed to price increases. In 1996, the Company experienced substantial erosion in unit selling prices on a broad range of products; however, the Company more than compensated for this price erosion with an increase in unit volume. While sales for 1996 were ahead of last year, sales for the second half of 1996 were substantially below the Company's expectations due to adverse market conditions and price erosion on a broad range of products. See "Item 1. Business-Business Strategy." The second, third and fourth quarters of 1996, including discontinued operations, each represented a quarterly decline in sales when compared to the prior consecutive quarter which were the first consecutive quarterly declines for the Company since the fourth quarter of 1991.

GROSS PROFIT

Gross profit, without giving effect in 1996 to a $2.0 million inventory write-off associated primarily with the Company's restructuring plan of its kitting and turnkey operations and excluding gross profits generated from discontinued operations, was $54.5 million in 1996 representing a 38.8% increase over gross profit of $39.2 million for 1995 excluding discontinued operations. The increase was due to the growth in sales as well as the increase in gross profit margins as a percentage of net sales. Gross profit margins as a percentage of net sales, without giving effect to the inventory write-offs, were 22.9% for 1996 compared to 22.1% for 1995. The increase in gross profit margins primarily reflects a fewer number of low margin, large volume transactions during 1996 than in the previous year. After giving effect to the inventory write-offs and discontinued operations, gross profit dollars were $52.5 million and the gross profit margin was 22.1% for 1996.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses ("SG&A") was $51.7 million for 1996 compared to $32.3 million for 1995. The increase was primarily the result of the Added Value Acquisitions as well as the increases in staffing and facilities to prepare for the anticipated continuation of rapid growth and the enhancement of computer and communications systems.

In connection with the Added Value Acquisitions, all categories of SG&A increased. In addition, the Company incurred consulting fees associated with the systems conversions of the acquired companies and with the further development of the Company's value added strategies. SG&A also increased as a result of the operations of the new divisions, Aved Industries and Apex Solutions, which were created as part of the acquisitions. Aved Industries, through its Aved Display Technologies Division, concentrates on the design, manufacture, sales and marketing of flat panel display products and technical support for these products and, through its Aved Memory Products Division, on the design, manufacture, sales and marketing of standard and custom memory module products. Apex Solutions was created to attempt to expand the Company's ability to support kitting and turnkey services on a national basis. In connection with these new divisions, the Company, during the first part of 1996 and prior to the determination to restructure such divisions at the end of the third quarter of 1996 as discussed below, increased staffing and also incurred additional operating expenses.

In 1993, 1994 and 1995, respectively, the Company experienced sales growth of 38%, 50% and 79% and ended 1995 with a strong backlog and other indications of continued rapid growth for 1996. In the first quarter of 1996, sales were 76% over the same quarter of 1995 with strong indications of continued growth for the balance of 1996. In order to drive and support the expected future growth as well as to support the operations of the above referenced acquisitions and the new divisions created in connection therewith, the Company expanded its facilities and sales personnel, opened 9 new sales offices during the latter part of 1995 and in 1996, created and staffed northeast and southwest credit departments, increased expenses and investments in connection with its computer and communications systems (see "Item 1. Business-Facilities and Systems"), and increased staffing in almost all corporate departments.

Furthermore, in an effort to diversify its business and expand its service capabilities and product offerings, the Company, created a cable assembly division in 1994 and in mid 1995, created a computer products division, or CPD, which distributed motherboards and other computer products. During 1996, the Company relocated its west coast programming and distribution center into a significantly larger facility and added additional staff for these operations. Effective as of January 1, 1996, the Company also acquired Programming Plus Incorporated, or PPI (see Note 4 to Notes to Consolidated Financial Statements) and further increased staffing to support CPD. As a result of all of the foregoing, SG&A for 1996 reflects increased salaries, payroll taxes and employee benefit costs as well as additional operating expenses such as rent and office supplies.

In May 1996, the Company decided to reduce the operation of its cable assembly division and, the division, which was originally located in Lisle, Illinois, was relocated to the Company's Miami distribution facility. During the third quarter of 1996, the Company decided to discontinue the operation of CPD as a result of supply problems and related losses. See Notes 6 and 7 to Notes to Consolidated Financial Statements.

In addition to the items set forth above, variable SG&A expenses, including sales commissions and telephone expenses, increased as a result of the increases in sales in 1996 over 1995. SG&A in absolute dollars is expected to increase in future periods.

SG&A as a percentage of net sales was 21.7% for the year ended December 31, 1996, compared to 18.2% for 1995. The increase in SG&A as a percentage of net sales reflects the increases in expenses associated with the acquisitions and expansion described above, the additional operating costs in connection with the restructuring as well as with the continued building of the Company's infrastructure to support significantly higher sales levels than were actually attained.

Due to the adverse market conditions and the significantly lower than anticipated sales level during the second and third quarters of 1996, the Company developed and began implementing expense control strategies and restructured and discontinued unprofitable divisions. During the third quarter of 1996, the Company determined that it was not economically feasible to continue its current level of investment in Apex Solutions, especially in light of the adverse market conditions which were present within the industry at that time. As a result, the Company adopted a plan to restructure its kitting and turnkey operations. In connection with this plan, the Company reduced the related workforce and accrued for employee severance and related benefits and wrote down various related assets. This restructuring resulted in a pretax charge of $1.1 million which is reflected as restructuring and other nonrecurring expenses in the accompanying Consolidated Statements of Operations. See Note 6 to Notes to Consolidated Financial Statements. In addition, SG&A for 1996 includes approximately $800,000 of costs primarily associated with operating Apex Solutions during the restructuring phase. Additionally, based on a decision made in the third quarter of 1996, the Company has ceased the activities of CPD and has reflected this division in the accompanying Consolidated Financial Statements as discontinued operations. See Note 7 to Notes to Consolidated Financial Statements. The positive impact of these strategies may not be realized until future periods. The Company believes that as the expense adjustments take effect, including the benefits of the restructuring of the kitting and turnkey operations and the discontinuance of CPD, and as the adverse market conditions continue to subside, the Company should improve its performance in the future.

At September 30, 1996, the Company recognized an impairment of goodwill in connection with the Company's acquisitions of the Added Value Companies and PPI. See "Acquisitions". This non-cash charge of approximately $2,428,000, which is primarily related to the Added Value Companies, has no associated tax benefit. A variety of factors contributed to the impairment of the goodwill relating to the Added Value Companies. These factors include a significant reduction in the revenues and operating results generated by the Added Value Companies' customer base acquired by the Company, a restructuring of the Added Value Companies' kitting and turnkey operations due to the Company determining that it was not economically feasible to continue and expand such division as originally planned, as well as the termination of certain principals and senior management of the Added Value Companies who became employees of the Company at the time of the closing of the acquisitions. These factors have greatly reduced the estimated future cash flows from the Added Value Companies. In December 1996, as part of a settlement agreement with certain selling stockholders of the Added Value Companies, the Company reacquired and canceled 95,000 shares of the Company's common stock valued at approximately $110,000. In addition, the Company established a receivable for $125,000 related to excess distributions made to certain principals of the Added Value Companies in connection with the acquisitions which, together with the benefit associated with the settlement agreement, reduced the impairment of goodwill to $2,193,000. See Notes 4, 5 and 6 to Notes to Consolidated Financial Statements.

INCOME (LOSS) FROM CONTINUING OPERATIONS

Income from continuing operations was adversely impacted by the following nonrecurring charges: the above mentioned inventory write-offs, impairment of goodwill and restructuring expenses associated with the kitting and turnkey operations; the termination of certain employment agreements entered into in connection with certain acquisitions in the amount of $587,000; the relocation of the Company's Lisle, Illinois cable assembly division in the amount of $445,000; and the acceleration of an existing accrual schedule associated with certain postretirement benefits for one of the Company's executive officers in the amount of $625,000 (see Notes 6 and 11 to Notes to Consolidated Financial Statements). After giving effect to all of the above mentioned charges, the Company had a loss from continuing operations of $4.1 million for 1996. This compared to $5.8 million of income from continuing operations for 1995 notwithstanding nonrecurring expenses of $1.1 million relating to front-end incentive employment compensation paid in connection with the Added Value Acquisitions. The decrease in income from continuing operations, without giving effect to these charges, was attributable to the increase in SG&A which more than offset the increase in sales and gross profit dollars which were well below the Company's expectations.

INTEREST EXPENSE

Interest expense increased to $7.0 million for the year ended December 31, 1996, as compared to $2.7 million for 1995. The increase resulted from additional borrowings to fund the Added Value Acquisitions completed in December 1995 as well as additional borrowings required to support the Company's growth. Borrowings also increased to finance the Company's losses in 1996. As a result of the growth originally anticipated for 1996 as discussed above, the Company refinanced its credit facility with the New Credit Facility (defined below) which, subject to the terms thereof, could allow for substantial increases in the Company's capital base. Interest expense for 1996 reflects amortization of deferred financing fees of $444,000 in connection with obtaining the New Credit Facility. In addition, as a result of a projected decrease in the Company's future utilization of the New Credit Facility based on projected cash flows, as well as certain changes to the terms of the initial agreement, $1,704,000 of the deferred financing fees was written-off in 1996. See "Liquidity and Capital Resources" and Note 8 to Notes to Consolidated Financial Statements.

DISCONTINUED OPERATIONS

In the third quarter of 1996, the Company's management decided to discontinue CPD due to the revenues generated by this division being significantly below the Company's expectations principally as a result of the division's primary supplier discontinuing the production of certain products that were the mainstay of this division. The after-tax loss from discontinued operations of $1.8 million reflects the estimated costs and expenses associated with the discontinuance and the related disposal, including the write-off of certain assets, as well as a provision for operating losses during the phase-out period which is expected to continue through March 31, 1997.

NET INCOME (LOSS)

After giving effect to the previously described after-tax write-off of inventory, impairment of goodwill, restructuring and other nonrecurring expenses, write-off of certain deferred financing fees, as well as the loss from discontinued operations of CPD, the Company had a net loss of $9.9 million, or $.49 per share, for the year ended December 31, 1996, compared to net income of $1.9 million, or $.12 per share, for 1995. Included in the 1996 operating results is an extraordinary after-tax gain of $272,000 recognized in connection with the Company's settlement of a civil litigation and an extraordinary after-tax expense of $214,000 resulting from the early extinguishment of the Company's $15 million senior subordinated promissory note in connection with the closing of the New Credit Facility.


COMPARISON OF YEARS ENDED DECEMBER 31, 1995 AND 1994

SALES

Including sales from discontinued operations, the Company had sales of $180.8 million for 1995 a 78.9% increase over net sales of $101.1 million in 1994. Excluding sales from discontinued operations the Company had net sales of $177.3 million for the year ended December 31, 1995, a 75.4% increase over in 1994. This dramatic increase in sales reflects the success of the Company's aggressive sales strategy and the general increase in demand for electronic products. The increase in sales was comprised of revenues generated from existing territories, revenues generated by new sales offices and revenues generated by a company acquired in September 1994. Substantially all of the increase in net sales is attributable to volume increases and the introduction of new products as opposed to price increases.

GROSS PROFIT

Gross profit, excluding gross profit from discontinued operations, was $39.2 million in 1995 compared to $26.5 million for 1994, representing a 48.4% increase. The increase was due to the significant growth in sales. Gross profit margins as a percentage of net sales were 22.1% for 1995 compared to 26.2% for 1994. The decline in gross margins was attributable to the development of long-term strategic relationships with accounts who have required aggressive pricing, as well as a change in the Company's product mix and the competitive environment in the electronic distribution marketplace. The decline in gross profit margins was more than offset by increases in sales and improved operating efficiencies.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

SG&A for 1995, after reclassifying expenses related to discontinued operations, was $32.3 million compared to $23.4 million for 1994. The increase was primarily the result of the Company's rapid growth and aggressive expansion. As sales grew dramatically, selling expenses, including sales commissions and telephone expenses, also increased. In addition, as a result of the relocation of the Company's corporate headquarters and distribution facility in May 1994, the expansion of the computer and communications systems, the opening of new sales offices and the relocating of existing sales offices into larger facilities, rent (both for realty and personalty), occupancy expenses and depreciation and amortization costs increased. Furthermore, the Company expanded its sales personnel, created and staffed a northeast credit department and increased staffing in almost all corporate departments. Additionally, during 1995 the Company opened its new programming center and created a cable assembly division (known as American Assemblies). As a result, SG&A for 1995 reflects start-up costs including additional salaries, payroll taxes and employee benefit costs, increased advertising and promotion expenses and increased training costs.

SG&A as a percentage of net sales improved to 18.2% for 1995 from 23.1% for 1994. The significant improvement in SG&A as a percentage of sales reflects the improvement in operating efficiencies and benefits from economies of scale.

INCOME FROM CONTINUING OPERATIONS

Income from continuing operations, after reflecting discontinued operations, was $5.8 million in 1995, notwithstanding nonrecurring expenses of $1.1 million relating to front-end incentive employment compensation paid in connection with the Added Value Acquisitions. This represents an increase of 130.2% over income from continuing operations of $2.5 million, including nonrecurring expenses aggregating $548,000, in 1994. The increase in income from continuing operations was attributable to the significant increase in sales and improved operating efficiencies which more than offset the decline in gross profit margins and the additional expenses associated with the Company's expansion.

INTEREST EXPENSE

Interest expense increased to $2.7 million in 1995 as compared to $1.8 million in 1994. The increase reflects an increase in both the prime rate as well as the average borrowings outstanding under the Company's line of credit required to fund the Company's continued growth. Additionally, interest expense also increased as a result of the subordinated debt issued during June 1994, debt issued in connection with tenant improvements relating to the relocation of the Company's corporate headquarters and distribution center in May 1994 and debt associated with capital leases.

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NET INCOME

Net income for 1995 reached $1.9 million, a more than five-fold increase over net income of $352,000 for 1994. Earnings per share increased 300% to $.12 in 1995 from $.03 in 1994, even with a 22% increase in the average number of shares outstanding. The increase in earnings for 1995 resulted primarily from the significant increase in sales and the associated increase in operating efficiencies and benefits from economies of scale as discussed above. In addition, this increase in earnings was achieved notwithstanding the negative impact on earnings associated with start-up costs in connection with the cable assembly division, the opening of the Company's programming center and the nonrecurring expenses associated with the Added Value Acquisitions.

LIQUIDITY AND CAPITAL RESOURCES

Working capital at December 31, 1996 increased to $69.8 million, from working capital of $59.4 million at December 31, 1995. The current ratio was 3.13:1 at December 31, 1996, as compared to 2.31:1 at December 31, 1995. The increase in the current ratio was primarily due to an increase in other current assets relating to a receivable generated in 1996 in connection with income tax benefits associated with the loss carryback claims, the restructuring and other nonrecurring expenses, and discontinued operations, as well as a reduction in accounts payable and accrued expenses. Accounts receivable levels at December 31, 1996 were $32.7 million, down from accounts receivable of $35.1 million at December 31, 1995. The decrease in accounts receivable at December 31, 1996 was due to a non-cash write-off of $1.1 million of accounts receivable relating to the closing of CPD, as well as a decrease in the average number of days that accounts receivables were outstanding from 56 days as of December 31, 1995 to 54 days as of December 31, 1996. Inventory levels were $64.2 million at December 31, 1996 compared to $67.5 million at December 31, 1995. The decrease primarily reflects non-cash write-offs in 1996 of $2.0 million relating to the restructuring of the kitting and turnkey operations and $650,000 relating to the closing of CPD. Accounts payable and accrued expenses decreased to $31.8 million at December 31, 1996 from $43.5 million at December 31, 1995. This decrease was primarily due to the payment of liabilities incurred in connection with the Added Value Acquisitions completed in December 1995, which was partially offset by the increase in accrued expenses associated with the restructuring of the kitting and turnkey operations and the closing of CPD. The balance of this accrued expense at December 31, 1996, which represented approximately 70% of the original liability, is expected to be paid during 1997. See Notes 6 and 7 to Notes to Consolidated Financial Statements.

On May 3, 1996 the Company entered into a new $100 million line of credit facility with a group of banks (the "New Credit Facility") which expires May 3, 2001. The New Credit Facility replaced the Company's then existing $45 million line of credit facility which was to expire in May 1997 and bore interest, at the Company's option, either at one-quarter of one percent (.25%) below prime or two percent (2%) above certain LIBOR rates. See Note 8 to Notes to Consolidated Financial Statements. At the time of entering into the New

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Credit Facility, borrowings under the New Credit Facility bore interest, at the
Company's option, at either prime plus one-quarter of one percent (.25%) or LIBOR plus two and one-quarter percent (2.25%). Borrowings under the New Credit Facility are secured by all of the Company's assets including accounts receivable, inventories and equipment. The amounts that the Company may borrow under the New Credit Facility are based upon specified percentages of the Company's eligible accounts receivable and inventories (as defined). Under the New Credit Facility, the Company is required to comply with certain affirmative and negative covenants as well as to comply with certain financial ratios. These covenants, among other things, place limitations and restrictions on the Company's borrowings, investments and transactions with affiliates and prohibit dividends and stock redemptions. Furthermore, the New Credit Facility requires the Company to maintain certain minimum levels of tangible net worth throughout the term of the agreement and a minimum debt service coverage ratio which is tested on a quarterly basis. During 1996, the Company's New Credit Facility was amended whereby certain financial covenants were modified and the Company's borrowing rate was increased by one-quarter of one percent (.25%). See Note 8 to Notes to Consolidated Financial Statements. At December 31, 1996, outstanding borrowings under the New Credit Facility aggregated $50.0 million. At February 28, 1997 outstanding borrowings under the New Credit Facility had declined to $47.0 million.

In March 1996, the Company executed a senior subordinated promissory note in the amount of $15 million to be repaid in July 1997. In May 1996, in connection with the New Credit Facility the Company repaid this note and, as a result of the early extinguishment, recognized an extraordinary after-tax expense of $214,000. See Note 8 to Notes to Consolidated Financial Statements.

The Company expects that its cash flows from operations and additional borrowings available under the New Credit Facility will be sufficient to meet its current financial requirements over the next twelve months.

INFLATION AND CURRENCY FLUCTUATIONS

The Company does not believe that inflation or currency fluctuations significantly impacted its business during 1996; however, inflation, changing interest rates and currency fluctuations have had significant effects on the economy in the past and could adversely impact the Company's results in the future.

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ACQUISITIONS

Effective January 1, 1996, the Company purchased all of the capital stock of Programming Plus Incorporated ("PPI"). The purchase price for PPI consisted of $1,375,000 of common stock of the Company, valued at $2.50 per share. Only 60,000 shares of the Company's common stock, valued at $150,000, were released to the PPI selling shareholders at closing. The $1,225,000 balance of the consideration ("Additional Consideration"), represented by 489,999 shares of common stock of the Company, was retained in escrow by the Company, as escrow agent. The Additional Consideration will be released to the PPI selling shareholders annually if and based upon certain levels of pre-tax net income being attained by the acquired company for the years ended December 31, 1996 through December 31, 2000. For the year ended December 31, 1996, the acquired company did not attain that certain level of pre-tax net income and, accordingly, none of the Additional Consideration was released. If, as of December 31, 2000, all of the Additional Consideration has not been released, the balance held in escrow will be canceled. The PPI selling shareholders must vote all of the Company's common stock issued to them (whether or not held in escrow) as directed by the Company until the escrow is terminated. In addition, the PPI selling shareholders entered into a four-year consulting obligation with PPI in consideration of certain automobile benefits, and a covenant not to compete with PPI. The total amount paid by PPI for such automobile benefits and covenant was $150,000. The acquisition was accounted for by the purchase method of accounting which resulted in the recognition of approximately $70,000 of excess cost over fair value of net assets acquired. The excess cost over fair value of net assets acquired was subsequently deemed impaired and, as of December 31, 1996, was written-off. The assets, liabilities and operating results of PPI are included in the consolidated financial statements of the Company from the date of acquisition. See Note 4 to Notes to Consolidated Financial Statements.

On December 29, 1995, the Company purchased through two separate mergers with and into the Company's wholly-owned subsidiaries (the "Added Value Acquisitions") all of the capital stock of Added Value Electronics Distribution, Inc. ("Added Value") and A.V.E.D.-Rocky Mountain, Inc. ("Rocky Mountain"; Rocky Mountain together with Added Value, collectively the "Added Value Companies"), two affiliated, privately held electronic component distributors. The purchase price for the Added Value Companies included approximately $2,936,000 in cash and 2,013,401 shares of common stock of the Company valued at approximately $4,893,000 (exclusive of the 160,703 shares of common stock issued in the transaction to a wholly-owned subsidiary of the Company). In addition, the Company paid an aggregate of $1,200,000 in cash to the selling stockholders in exchange for covenants not to compete, and an aggregate of $1,098,000 in cash as front-end incentive employment compensation paid to certain key employees of the Added Value Companies. The Company also assumed substantially all of the sellers' disclosed liabilities of approximately $8,017,000, including approximately $3,809,000 in bank notes which have since been repaid. The Company may be obligated to pay to certain of the selling stockholders of the Added Value Companies up to approximately $266,000 of additional consideration ("Additional Consideration") if the aggregate value of the shares of the

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Company's common stock issued to certain of the selling stockholders has not, by
June 30, 1998, appreciated in the aggregate by $266,000. Prior to the Company entering into a settlement agreement with certain of the selling stockholders in December 1996 and with an additional selling stockholder in January 1997 (collectively the "Settlement Agreements") the Additional Consideration could have been as much as $1,900,000. See Note 4 to Notes to Consolidated Financial Statements. The Additional Consideration is payable, subject to certain limitations, at the election of the Company, in cash or the Company's common stock, or a combination of cash and the Company's common stock. The Settlement Agreement entered into in December 1996 also provided, among other things, that certain of the selling stockholders reconvey to the Company an aggregate of 95,000 shares of common stock of the Company which were issued as part of the purchase price for the Added Value Companies and that the Company grant to certain selling stockholders stock options to purchase an aggregate of 50,000 shares of the Company's common stock at an exercise price of $1.50 per share exercisable through December 30, 2001. The acquisitions were accounted for by the purchase method of accounting which resulted in the recognition of approximately $2,937,000 of excess cost over fair value of net assets acquired. As a result of a reduction in the estimated future cash flows from the Added Value Companies, the Company recognized an impairment of goodwill of approximately $2,200,000 in 1996. See Note 5 to Notes to Consolidated Financial Statements. The assets, liabilities and operating results of the acquired companies are included in the consolidated financial statements of the Company from the date of the acquisitions, December 29, 1995.

FORWARD-LOOKING STATEMENTS

This Form 10-K contains forward-looking statements (within the meaning of Section 21E. of the Securities Exchange Act of 1934, as amended), representing the Company's current expectations and beliefs concerning the Company's future performance and operating results, its products, services, markets and industry, and/or future events relating to or effecting the Company and its business and operations. When used in this Form 10-K, the words "believes," "estimates," "plans," "expects," "intends," "anticipates," and similar expressions as they relate to the Company or its management are intended to identify forward-looking statements. The actual results or achievements of the Company could differ materially from those indicated by the forward-looking statements because of various risks and uncertainties related to and including, without limitation, the effectiveness of the Company's business and marketing strategies, timing of delivery of products from suppliers, the product mix sold by the Company, the Company's development of new customers, existing customer demand, availability of products from and the establishment and maintenance of relationships with suppliers, price competition for products sold by the Company, management of growth and expenses, the Company's ability to collect accounts receivable, price decreases on inventory that is not price protected, gross profit margins, availability and terms of financing to fund capital needs, the continued enhancement of telecommunication, computer and information systems, the continued and anticipated growth of the electronics industry and electronic components distribution industry, a change in government tariffs or duties, a change in interest rates, and the other risks and factors detailed in this Form 10-K and in the Company's other filings with the Securities and Exchange Commission. These risks and uncertainties are beyond the ability of the Company to control. In many cases, the Company cannot predict the risks and uncertainties that could cause actual results to differ materially from those indicated by the forward-looking statements.

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